UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)*

Under the Securities Exchange Act of 1934

CHARTER COMMUNICATIONS, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

16119P108

(CUSIP Number)

Renee L. Wilm, Esq.

Chief Legal Officer
Liberty Broadband Corporation
12300 Liberty Boulevard
Englewood, CO 80112
(720) 875-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 16119P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Broadband Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 54,107,375 (2)
	8.	Shared Voting Power 5,149,618 (3) (4)
	9.	Sole Dispositive Power 54,107,375 (2)
	10.	Shared Dispositive Power 5,149,618 (3) (4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,256,993 (2) (3) (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.
13.	Percent of Class Represented by Amount in Row (11) 25.01% (2) (3) (4) (5)
14.	Type of Reporting Person (See Instructions) CO

(1) The Second Amended and Restated Stockholders Agreement, dated as of May 23, 2015, as amended (the “Stockholders Agreement”), by and among Charter Communications, Inc. (“Legacy Charter”), CCH I, LLC (now known as Charter Communications, Inc., the “Issuer” or “Charter”), Advance/Newhouse Partnership (“A/N”) and Liberty Broadband Corporation (“Liberty” or the “Reporting Person”) contains provisions relating to the ownership and voting of the Issuer’s Class A common stock by the Reporting Person. The Reporting Person expressly disclaims the existence of any membership in a group with A/N.

(2) Subject to certain restrictions contained in the Stockholders Agreement. See Item 6.

(3) As of March 2, 2020, includes 5,149,618 of the 5,358,401 shares of the Issuer’s Class A common stock owned by wholly-owned subsidiaries of GCI Liberty, Inc. (“GCIL”), which are subject to the Proxy and Right of First Refusal Agreement, dated May 23, 2015, as amended, by and between the Reporting Person and Liberty Interactive Corporation (now known as Qurate Retail, Inc., “LIC”), which was assigned to and assumed by GCIL pursuant to the Assignment and Assumption Agreement, dated March 9, 2018, by and among Liberty, LIC, LV Bridge, LLC and GCIL (the “GCIL Proxy/ROFR Agreement”), pursuant to which GCIL granted an irrevocable proxy to the Reporting Person to vote all shares of the Issuer’s Class A common stock beneficially owned by GCIL (such shares, as may be temporarily reduced in the event that the proxy would cause Liberty’s voting interest in the Issuer to exceed Liberty’s voting cap set forth in the Stockholders Agreement (see Item 6), the “GCIL Proxy Shares”), subject to certain limitations, and a right of first refusal over transfers of any and all of the shares of the Issuer’s Class A common stock beneficially owned by GCIL in certain circumstances.

(4) As of March 2, 2020, does not include any shares of Class A common stock (including on an as-converted and as-exchanged basis) owned by A/N subject to the Proxy and Right of First Refusal Agreement, dated as of May 18, 2016, by and among the Reporting Person, A/N and for limited purposes, Legacy Charter and the Issuer (the “A/N Proxy/ROFR Agreement”). Pursuant to the A/N Proxy/ROFR Agreement, A/N granted Liberty a 5-year irrevocable proxy to vote, subject to certain limitations, up to that number of shares of Class A common stock and the share of Class B common stock of the Issuer (which entitles A/N to vote on any matter submitted for a vote of the holders of Class A common stock such number of votes equal to the number of shares of Class A common stock into which the Common Units (as defined below) and convertible preferred units of Charter Holdco (as defined below) held by A/N and its affiliates are convertible or exchangeable, as applicable, in each case, assuming only shares of Class A common stock are delivered upon conversion or exchange) held by A/N (such shares, the “Proxy Shares”), that, combined with shares of the Issuer’s Class A common stock owned by the Reporting Person and shares it has the right to vote pursuant to the GCIL Proxy/ROFR Agreement, result in Liberty having voting power in the Issuer equal to 25.01% of the outstanding voting power of the Issuer; provided, that the number of Proxy Shares is capped at a number of shares having not more than 7.0% of the outstanding voting power of the Issuer. As of March 2, 2020, Liberty had voting power in the Issuer equal to 25.01% through its ownership of shares of Class A common stock shares and the GCIL Proxy Shares. As a result, the number of Proxy Shares is zero and Liberty does not have the right to vote any shares of Class A common stock pursuant to the A/N Proxy/ROFR Agreement, in each case as of March 2, 2020. The number of Proxy Shares will vary from time to time based upon, among other things, the number of shares and voting power of the Issuer outstanding from time to time, the number of GCIL Proxy Shares, the number of shares repurchased by the Issuer including from A/N pursuant to the previously disclosed letter agreement between Charter and A/N, dated December 21, 2017 (the “A/N-Charter Letter Agreement”), referred to herein and the number of shares of the Issuer’s Class A common stock owned by the Reporting Person. However, the maximum voting power of the Proxy Shares is subject to a cap of 7.0% of the outstanding voting power of the Issuer from time to time. A/N also granted to Liberty a right of first refusal, in certain circumstances, for the five year term of the A/N Proxy/ROFR Agreement over all of the first and last common units (the “Common Units” which are exchangeable into shares of the Issuer’s Class A common stock) of Charter Communications Holdings, LLC (“Charter Holdco”) or all of the shares of the Issuer’s Class A common stock (including shares of Class A common stock issued upon exchange of Common Units), proposed to be transferred by A/N that, in each case, represent 7.0% of the outstanding voting power of the Issuer calculated immediately following the completion of the Issuer’s acquisition of Bright House Networks, LLC on May 18, 2016.

(5) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Class A common stock deemed outstanding is 236,933,196, which amount includes (i) 209,975,963 shares of the Issuer’s Class A common stock reported as outstanding as of December 31, 2019 by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on January 31, 2020, (ii) 26,922,121 shares of the Issuer’s Class A common stock into which Common Units and preferred units of Charter Holdco are convertible or exchangeable, based on Amendment No. 5 to A/N’s Schedule 13D filed on February 5, 2020 and without giving effect to the exchange referenced in such Amendment to A/N’s Schedule 13D of 337,654 Common Units in exchange for a certain number of shares of Class A common stock pursuant to the A/N-Charter Letter Agreement  and (iii) the issuance of the 35,112 shares of Class A common stock purchased by Liberty pursuant to the exercise of its preemptive rights granted under the Stockholders Agreement referred to herein.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)

Statement of

LIBERTY BROADBAND CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

CHARTER COMMUNICATIONS, INC.

This statement on Schedule 13D/A relates to the Class A common stock, par value $.001 per share (the “Common Stock”), of Charter Communications, Inc., a Delaware corporation (formerly known as CCH I, LLC) (the “Issuer” or “Charter”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Liberty Broadband Corporation, a Delaware corporation (“Liberty” or the “Reporting Person”), on November 13, 2014, as amended by Amendment No. 1 filed with the SEC on April 6, 2015, Amendment No. 2 filed with the SEC on June 1, 2015, Amendment No. 3 filed with the SEC on May 26, 2016, Amendment No. 4 filed with the SEC on December 30, 2016 and Amendment No. 5 filed with the SEC on December 29, 2017 (together, the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D/A constitutes Amendment No. 6 to the Schedule 13D (this “Amendment,” and together with the Schedule 13D, this “Statement”). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 2. Identity and Background

The information contained in Item 2(d)-(f) of the Schedule 13D is hereby amended and replaced with the following information:

(d) - (f)

Schedule 1, attached to this Statement and incorporated herein by reference, provides the requested information with respect to each executive officer and director, as applicable, of the Reporting Person (the “Schedule 1 Persons”).  Each of such executive officers and directors is a citizen of the United States.

During the last five years, neither the Reporting Person nor, to the best of the knowledge of the Reporting Person, any of the Schedule 1 Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On February 24, 2020, pursuant to the terms of that certain Second Amended and Restated Stockholders Agreement, dated as of May 23, 2015, by and among by and among Charter Communications, Inc. (“Legacy Charter”), Charter, Advance/Newhouse Partnership (“A/N”) and Liberty, as amended (the “Stockholders Agreement”), Liberty delivered an exercise notice to exercise its preemptive  right to purchase 35,112 shares of Common Stock for an aggregate purchase price of approximately $14,911,000. On March 2, 2020, following the satisfaction of the conditions to closing set forth in the Stockholders Agreement, Liberty consummated the purchase of the shares of Common Stock subject to the preemptive right. Liberty made the purchase using cash on hand.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The Reporting Person acquired beneficial ownership of the shares of Common Stock reported on this Statement as described in Item 3 of this Statement. The Reporting Person holds and has acquired these shares of Common Stock for investment purposes. Except as described in this Amendment and the Schedule 13D or contained in the agreements incorporated by reference as Exhibits hereto, the Reporting Person does not have and, to the best of the Reporting Person’s knowledge, none of its directors or executive officers have, any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer; provided that any course of action taken by the Reporting Person will be subject to the contractual restrictions described in Item 6 of this Amendment and the Schedule 13D.

The information contained in Item 3 of this Amendment is incorporated by reference into this Item.

Item 5.  Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b) The Reporting Person is the beneficial owner of 59,256,993 shares of Common Stock.  The 59,256,993 shares of Common Stock constitute 25.01% of the 236,933,196 shares of Common Stock deemed outstanding for purposes of this Amendment, which amount includes (i) 209,975,963 shares of Common Stock reported as outstanding as of December 31, 2019 by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on January 31, 2020, (ii) 26,922,121 shares of Common Stock into which the Class B common units (the “Common Units”) and convertible preferred units (the “Preferred Units”) of Charter Holdco are convertible or exchangeable, based on Amendment No. 5 to A/N’s Schedule 13D filed on February 5, 2020 and without giving effect to the exchange referenced in such Amendment to A/N’s 13D of 337,654 Common Units in exchange for a certain number of shares of Common Stock pursuant to the A/N-Charter Letter Agreement (as defined below) and (iii) the issuance of the 35,112 shares of Common Stock purchased by Liberty pursuant to the exercise of its preemptive rights granted under the Stockholders Agreement referred to herein. Mr. John C. Malone beneficially owns 1,691 shares of Common Stock. Mr. Gregory B. Maffei beneficially owns 3,711 shares of Common Stock, of which 836 are unvested restricted shares. To the Reporting Person’s knowledge, Mr. Malone and Mr. Maffei each have sole voting and dispositive power over the shares of Common Stock beneficially owned by them. Julie D. Frist beneficially owns 1,573 shares of Common Stock, which includes (i) 643 shares of Common Stock held by four trusts of which Ms. Frist is the trustee for the benefit of her immediate family members and (ii) 930 shares held by three trusts over which Ms. Frist may be deemed to have shared dispositive power. To the Reporting Person’s knowledge, Ms. Frist has sole voting and dispositive power over the shares of Common Stock described in clause (i) of the prior sentence and shared dispositive power over the shares of Common Stock described in clause (ii) of the prior sentence. Ms. Frist disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein, and the inclusion of these shares in this Amendment shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 of the Exchange Act or for any other purpose.

The Reporting Person has the sole power to vote or to direct the voting of 54,107,375 shares of Common Stock beneficially owned by it and has the sole power to dispose or direct the disposition of such shares, subject to the terms of the Stockholders Agreement. The Reporting Person has the shared power to vote or to direct the voting of 5,149,618 shares of Common Stock and shared power to dispose or direct the disposition of such shares subject to the following qualifications:

(i) such 5,149,618 shares of Common Stock are owned by wholly-owned subsidiaries of GCI Liberty, Inc. (“GCIL”), and such shares are subject to the Proxy and Right of First Refusal Agreement, dated May 23, 2015 (the “LIC Proxy/ROFR Agreement”), by and between the Reporting Person and Liberty Interactive Corporation (now known as Qurate Retail, Inc. (“LIC”)), as amended by Amendment No. 1 to the Proxy and Right of First Refusal Agreement, dated May 13, 2016 (the “Amendment Agreement”), which was assigned to and assumed by GCIL pursuant to the Assignment and Assumption Agreement, dated March 9, 2018 (the “Assignment Agreement”), by and among Liberty, LIC, LV Bridge, LLC and GCIL (the LIC Proxy/ROFR Agreement, the Amendment Agreement and the Assignment Agreement together, the “GCIL Proxy/ROFR Agreement”), pursuant to which GCIL granted an irrevocable proxy to the Reporting Person to vote all shares of Common Stock beneficially owned by GCIL (such shares, as may be temporarily reduced in the event that the proxy would cause Liberty’s voting interest in the Issuer to exceed Liberty’s voting cap set forth in the Stockholders Agreement (see Item 6), the “GCIL Proxy Shares”), subject to certain limitations, and a right of first refusal over transfers of any and all of the shares of Common Stock beneficially owned by GCIL in certain circumstances;

(ii)  As of March 2, 2020, does not include any shares of Common Stock (including shares of Common Stock issuable on an as-converted and as-exchanged basis) owned by A/N subject to the Proxy and Right of First Refusal Agreement, dated as of May 18, 2016, by and among the Reporting Person, A/N and for limited purposes, Legacy Charter and the Issuer (the “A/N Proxy/ROFR Agreement”). Pursuant to the A/N Proxy/ROFR Agreement, A/N granted the Reporting Person a 5-year irrevocable proxy to vote, subject to certain limitations, up to that number of shares of Common Stock and the share of Class B common stock of the Issuer (which entitles A/N to vote on any matter submitted for a vote of the holders of Common Stock such number of votes equal to the number of shares of Common Stock into which the Common Units and convertible Preferred Units of Charter Holdco (as defined below) held by A/N and its affiliates are convertible or exchangeable, as applicable, in each case, assuming only shares of Common Stock are delivered upon conversion or exchange) held by A/N (such shares, the “Proxy Shares”), that, combined with shares of Common Stock owned by the Reporting Person and shares it has the right to vote pursuant to the GCIL Proxy/ROFR Agreement, result in Liberty having voting power in the Issuer equal to 25.01% of the outstanding voting power of the Issuer; provided, that the number of Proxy Shares is capped at a number of shares having not more than 7.0% of the outstanding voting power of the Issuer. As of March 2, 2020, Liberty had voting power in the Issuer equal to 25.01% through its ownership of shares of Common Stock and the GCIL Proxy Shares. As a result, the number of Proxy Shares is zero and Liberty does not presently have the right to vote any shares of Common Stock pursuant to the A/N Proxy/ROFR Agreement, in each case as of March 2, 2020. The number of Proxy Shares will vary from time to time based upon, among other things, the number of shares and voting power of the Issuer outstanding from time to time, the number of GCIL Proxy Shares, the number of shares repurchased by the Issuer including from A/N pursuant to the previously disclosed letter agreement between Charter and A/N, dated December 21, 2017 (the “A/N-Charter Letter Agreement”), referred to herein and the number of shares of Common Stock owned by the Reporting Person. However, the maximum voting power of the Proxy Shares is subject to a cap of 7.0% of the outstanding voting power of the Issuer from time to time. A/N also granted to the Reporting Person a right of first refusal, in certain circumstances, for the five year term of the A/N Proxy/ROFR Agreement over all of the first and last Common Units of Charter Communications Holdings, LLC (“Charter Holdco”) or all of the shares of Common Stock issued upon exchange of Common Units, proposed to be transferred by A/N that, in each case, represent 7.0% of the outstanding voting power of the Issuer calculated immediately following the completion of the Issuer’s acquisition of Bright House Networks, LLC on May 18, 2016. Sales of Common Stock or Common Units by A/N to the Issuer in connection with the A/N-Charter Letter Agreement will be subject to such right of first refusal by the Reporting Person.

(c) Other than as disclosed in this Statement, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock in the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

In connection with a series of transactions completed on March 9, 2018 pursuant to the terms of the Agreement and Plan of Reorganization, dated as of April 4, 2017 (as amended by Amendment No. 1 to Reorganization Agreement, dated as of July 19, 2017, and by Amendment No. 2 to Reorganization Agreement, dated as of November 8, 2017, the “Reorganization Agreement”) by and among LIC, Liberty Interactive LLC, and General Communication, Inc., GCIL, LIC, LV Bridge, LLC and the Reporting Person entered into the Assignment Agreement pursuant to which LIC assigned to GCIL, and GCIL assumed, all of LIC’s rights, benefits, liabilities and obligations under the LIC Proxy/ROFR Agreement.

The foregoing summary of the Assignment Agreement is qualified by reference to the full text of the Assignment Agreement, which document is incorporated herein by reference and attached as an exhibit to this Amendment.

Item 7.         Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

7(t)

Assignment and Assumption Agreement, by and among Liberty Broadband Corporation, Liberty Interactive Corporation (now known as Qurate Retail, Inc.), LV Bridge, LLC, and GCI Liberty, Inc., dated as of March 9, 2018.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 4, 2020	LIBERTY BROADBAND CORPORATION

	By:	/s/ Craig Troyer
		Name:	Craig Troyer
		Title:	Senior Vice President and Assistant Secretary

EXHIBIT INDEX

7(a)

Investment Agreement, dated May 23, 2015, by and among Charter Communications, Inc., CCH I, LLC and Liberty Broadband Corporation (incorporated by reference to Exhibit 10.1 to Liberty Broadband Corporation’s Current Report on Form 8-K (File No. 001-36713), filed with the Securities and Exchange Commission on May 29, 2015 (the “May 29, 2015 8-K”)).

7(b)	Voting Agreement, dated May 23, 2015, by and between Time Warner Cable Inc. and Liberty Broadband Corporation (incorporated by reference to Exhibit 10.2 to the May 29, 2015 8-K).

7(c)

Contribution Agreement, dated May 23, 2015, by and among Liberty Broadband Corporation, Liberty Interactive Corporation, Charter Communications, Inc. CCH I, LLC and Nina Corporation I, Inc. (incorporated by reference to Exhibit 10.3 to the May 29, 2015 8-K).

7(d)

Proxy and Right of First Refusal Agreement, dated as of May 23, 2015, by and between Liberty Broadband Corporation and Liberty Interactive Corporation (incorporated by reference to Exhibit 10.4 to the May 29, 2015 8-K).

7(e)

Amended and Restated Investment Agreement, dated May 28, 2015, by and among Liberty Broadband Corporation, Liberty Interactive Corporation, JANA Nirvana Master Fund, L.P., JANA Master Fund, Ltd., and Coatue Offshore Master Fund, Ltd. (incorporated by reference to Exhibit 10.5 to the May 29, 2015 8-K).

7(f)	Amended and Restated Investment Agreement, dated May 29, 2015, by and between Liberty Broadband Corporation and Quantum Partners LP (incorporated by reference to Exhibit 10.6 to the May 29, 2015 8-K).

7(g)

Amended and Restated Investment Agreement, dated May 28, 2015, by and among Liberty Broadband Corporation, Soroban Master Fund LP and Soroban Opportunities Master Fund LP (incorporated by reference to Exhibit 10.7 to the May 29, 2015 8-K).

7(h)

Amended and Restated Assignment and Assumption Agreement, dated May 28, 2015, by and among Liberty Broadband Corporation, Liberty Interactive Corporation, Soroban Master Fund LP, and Soroban Opportunities Master Fund LP (incorporated by reference to Exhibit 10.8 to the May 29, 2015 8-K).

7(i)

Stockholders Agreement, dated as of March 19, 2013, by and between Charter Communications, Inc. and Liberty Media Corporation (incorporated by reference to Exhibit 10.1 to Liberty Media Corporation’s Quarterly Report on Form 10-Q filed on May 9, 2013).

7(j)

Amendment to Stockholders Agreement, dated as of September 29, 2014, by and among Charter Communications, Inc., Liberty Media Corporation and Liberty Broadband Corporation (incorporated by reference to Exhibit 7(d) to Liberty Media Corporation’s Schedule 13D in respect of common stock of Charter Communications, Inc., filed with the Securities and Exchange Commission on October 10, 2014).

7(k)

 Second Amended and Restated Stockholders Agreement, dated as of May 23, 2015, by and among Charter Communications, Inc., CCH I, LLC, Liberty Broadband Corporation and Advance/Newhouse Partnership (incorporated by reference to Annex C to CCH I, LLC’s Registration Statement on Form S-4 (File No. 333-205240), filed with the Securities and Exchange Commission on June 26, 2015).

7(l)

Form of Proxy and Right of First Refusal Agreement by and among Liberty Broadband Corporation, Advance/Newhouse Partnership and, for the limited purposes set forth therein, Charter Communications, Inc. and CCH I, LLC (incorporated by reference to Exhibit 10.9 to the May 29, 2015 8-K).

7(m)	Assistant Secretary’s Certificate (previously filed as Exhibit 7(e) to the Schedule 13D of the Reporting Person, filed on November 13, 2014).

7(n)

Amendment No. 1 to the Proxy and Right of First Refusal Agreement, dated May 13, 2016, by and among Liberty Broadband Corporation, Liberty Interactive Corporation and LV Bridge, LLC (previously filed as Exhibit 7(n) to the Schedule 13D of the Reporting Person, filed on May 26, 2016).

7(o)

Proxy and Right of First Refusal Agreement, dated as of May 18, 2016, by and among Liberty Broadband Corporation, Advance/Newhouse Partnership and for limited purposes Charter Communications, Inc. and CCH I, LLC (incorporated by reference to Exhibit 10.1 to Liberty Broadband Corporation’s Current Report on Form 8-K (File No. 001-36713), filed with the Securities and Exchange Commission on May 20, 2016).

7(p)

Letter Agreement to the Second Amended and Restated Stockholders Agreement, dated May 18, 2016, by and among Liberty Broadband Corporation, Advance/Newhouse Partnership, CCH I, LLC and Charter Communications, Inc. (previously filed as Exhibit 7(p) to the Schedule 13D of the Reporting Person, filed on May 26, 2016).

7(q)

Registration Rights Agreement, dated as of May 18, 2016, by and among Liberty Broadband Corporation, Advance/Newhouse Partnership and Charter Communications, Inc. (incorporated by reference to Exhibit 10.3 to Charter Communications, Inc.’s Current Report on Form 8-K (File No. 001-33664), filed with the Securities and Exchange Commission on May 20, 2016).

7(r)

Waiver Letter, dated as of December 23, 2016, by and among Liberty Broadband Corporation, Charter Communications, Inc. and Advance/Newhouse Partnership (incorporated by reference to Exhibit 99.2 to Charter Communications, Inc.’s Current Report on Form 8-K (File No. 001-33664), filed with the Securities and Exchange Commission on December 28, 2016).

7(s)

Waiver and Consent Letter, dated as of December 21, 2017, by and among Liberty Broadband Corporation, Charter Communications, Inc. and Advance/Newhouse Partnership (incorporated by reference to Exhibit 7(p) to Advance/Newhouse Partnership’s Amendment No. 2 to Schedule 13D in respect of common stock of Charter Communications, Inc. (File No. 005-57191), filed with the Securities and Exchange Commission on December 22, 2017).

7(t)

Assignment and Assumption Agreement, by and among Liberty Broadband Corporation, Liberty Interactive Corporation (now known as Qurate Retail, Inc.), LV Bridge, LLC, and GCI Liberty, Inc., dated as of March 9, 2018.

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS
OF
LIBERTY BROADBAND CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Broadband Corporation (“Liberty”) are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Broadband Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of Liberty, all executive officers and directors listed on this Schedule 1 are United States citizens.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Gregory B. Maffei	President and Chief Executive Officer of Liberty; Director of Liberty

Julie D. Frist	Director of Liberty

Richard R. Green	Director of Liberty

J. David Wargo	Director of Liberty

John E. Welsh III	Director of Liberty

Albert E. Rosenthaler	Chief Corporate Development Officer

Brian J. Wendling	Chief Accounting Officer and Principal Financial Officer

Renee L. Wilm	Chief Legal Officer